PermRock Royalty Trust

P.O. Box 470727

Fort Worth, Texas 76147

(855) 588-7839

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-224191) of PermRock Royalty Trust and Boaz Energy II, LLC (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrants hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:30 p.m., Eastern Time, on May 1, 2018, or as soon thereafter as is practicable.

If you need additional information, please contact David P. Oelman or Michael S. Telle of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3708 or (713) 758-2350, respectively.

Very truly yours,

BOAZ ENERGY II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

PERMROCK ROYALTY TRUST

By:	Boaz Energy II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer